Exhibit 14.1
LENDINGCLUB CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS
LendingClub Corporation (collectively with its subsidiaries, the “Company”) is committed to promoting high standards of honest and ethical business conduct and compliance with applicable laws, rules, and regulations. As part of this commitment, the Company has adopted this Code of Conduct and Ethics (“Code”). The Company has adopted this Code to set expectations and provide guidance applicable to every employee and officer of the Company. It is your responsibility to read and understand this Code, and to use it as a guide to the performance of your responsibilities for the Company. This Code cannot address every ethical issue or circumstance that may arise, so, in complying with the letter and spirit of this Code, it is your responsibility to apply common sense, together with high personal standards of ethics, honesty and accountability, in making business decisions where this Code has no specific guideline. You should consider not only your own conduct, but also that of your family members.1
In addition, the Company expects you to comply with all other Company policies and procedures that may apply to you, many of which supplement this Code by providing more detailed guidance. These additional policies and procedures include the Company’s policies on equal opportunity, harassment, drug-free workplace, computer usage and information technology, data protection, expense reimbursement and travel, as well as the Company’s internal financial controls and procedures. The Company may modify or update these more specific policies and procedures from time to time, and adopt new company policies and procedures in the future.
Nothing in this Code is intended to alter existing legal rights and obligations of the Company or any of its employees or officers, including “at will” employment arrangements or the terms of any employment-related agreement the Company may have with you.
The Company expects all of its executives, managers and other supervisory personnel to help foster a sense of commitment to this Code among all its employees, and to foster a culture of fairness, honesty and accountability within the Company. The Company also expects such personnel to ensure that the Company’s agents and contractors conform to Code standards when working on the Company’s behalf.
If you need help understanding this Code, or how it applies to conduct in any given situation, you should contact your supervisor or the Compliance Officer. In addition, you should be alert to possible violations of this Code by others and should report suspected violations, without fear of any form of retaliation, as described in Section 13.
Anyone who violates the standards in this Code will be subject to disciplinary action, which, in appropriate circumstances may include termination of employment for cause, legal action or referral for criminal prosecution.

[1]	Throughout this Code, the term “family member” refers to an employee’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home

1.	Legal Compliance
You must always obey the law while performing your duties to the Company. The Company’s success depends upon each employee (throughout this Code, the term “employee” generally also refers to officers of the Company) operating within legal guidelines and cooperating with authorities. It is essential that you know and understand the legal and regulatory requirements that apply to the Company’s business and to your specific area of responsibility. The Company’s business activities are subject to extensive governmental regulation under numerous U.S. federal and state laws. In addition, the Company is subject to regulation and oversight, as a public reporting company, by the Securities and Exchange Commission (the “SEC”).
While you are not expected to have complete mastery of these laws, rules and regulations, you are expected to be able to recognize situations that require you to consult with others to determine the appropriate course of action. If you have a question in the area of legal compliance, you should approach your supervisor or the Compliance Officer immediately.
2.	Conflicts of Interest
The Company expects its employees to avoid actual or apparent conflicts of interest between your personal and professional relationships. A “conflict of interest” occurs when a personal interest interferes in any way — or even appears to interfere — with the interests of the Company as a whole.
Sometimes conflicts of interest arise when an employee takes some action or has some outside interest, duties, responsibilities or obligations that turn out to conflict with an interest of the Company or his or her duty to the Company. Conflicts of interest can also arise when an employee or relative of the employee (including a family member of the employee) receives improper personal benefits as a result of a Company position.
In evaluating whether an actual or contemplated activity may involve a conflict of interest, you should consider:
• Whether the activity would appear improper to an outsider;
• Whether the activity could interfere with the job performance or morale of a Company employee;
• Whether the employee has access to confidential Company information or influence over significant Company resources or decisions;
• The potential impact of the activity on the Company’s business relationships, including relationships with customers, suppliers and service providers; and
• The extent to which the activity could benefit the employee or a relative, directly or indirectly.
A few examples of activities that could involve conflicts of interests include:
•	Aiding the Company’s competitors. For example, this could take the form of service as a member of the board of directors of or passing confidential Company information to a competitor, or accepting payments or other benefits from a competitor.

•	Involvement with any business that does business with the Company or seeks to do business with the Company. Employment by or service on the board of directors of a customer, supplier or service provider is generally discouraged and you must seek authorization in advance if you plan to have such a relationship.

•	Owning a significant financial interest in a competitor or a business that does business with the Company or seeks to do business with the Company. In evaluating such interests for conflicts, both direct and indirect interests that a person may have should be considered, along with factors such as the following:
•	The size and nature of the person’s interest;

•	The nature of the Company’s relationship with the other entity;

•	Whether the employee has access to confidential Company information; and

•	Whether the employee has an ability to influence Company decisions that would affect the other entity.
If you have or wish to acquire a significant financial interest in a competitor, or in a customer, supplier or service provider with which you have direct business dealings (or approval responsibilities), you must consult with the Compliance Officer. Similarly, if you experience a change of position or seniority that results in your having direct business dealings with a customer, supplier or service provider in which you already have a significant financial interest, you must consult with the Compliance Officer.
•	Soliciting or accepting payments, gifts, loans, favors or preferential treatment from any person or entity that does or seeks to do business with the Company. See Section 7 for further discussion of the issues involved in this type of conflict.

•	Taking personal advantage of corporate opportunities. See Section 4 for further discussion of the issues involved in this type of conflict.

•	Having authority on behalf of the Company over a co-worker who is also a family member, or transacting business on behalf of the Company with a family member. The employee who may be involved in such a situation should consult with his or her supervisor and the Compliance Officer to assess the situation and an appropriate resolution.
You must avoid these situations (and others like them), where your loyalty to the Company could be compromised. If you believe that you are involved in a potential conflict of interest, you are expected to discuss it with the Compliance Officer. In addition, all related party transactions, whether or not deemed to be a conflict of interest, must be approved by the Audit Committee.
Special Note Regarding Employee Loans
Loans to employees or their family members by the Company, or guarantees of their loan obligations, could constitute an improper personal benefit to the recipients of these loans or guarantees. Accordingly, beginning with the adoption of this Code, Company loans and guarantees for executive officers are expressly prohibited by law and Company policy. The foregoing does not include loans that a non-executive employee may receive through the operation of the Company’s platform, provided the terms for such loan are no more favorable to the employee than those that any other similarly situated borrower would have received.

3.	Corporate Opportunities
You may not compete with the Company, use corporate property, information or position for improper personal gain or take personal advantage of business opportunities that the Company might want to pursue. Even opportunities that are acquired through independent sources may be questionable if they are related to the Company’s existing or proposed lines of business. You owe a duty to the Company to advance the Company’s legitimate business interests when opportunities arise. Accordingly, participation by employees in an outside business opportunity that is related to the Company’s existing or proposed lines of business is prohibited. Employees should consult the Compliance Officer to determine an appropriate course of action if interested in pursuing an opportunity that you discovered through your Company position, or use or Company property or information.
4.	Competition and Fair Dealing
The Company strives to compete vigorously and to gain advantages over its competitors through superior business performance, not through unethical or illegal business practices. No employee may acquire proprietary information from others through improper means, possess trade secret information, or induce disclosure of confidential information from past or present employees of other companies. If you have obtained information of this variety by mistake, or if you have any questions about the legality of future actions, you must consult your supervisor or the Compliance Officer, as described in Section 13.
You are expected to deal fairly and honestly with the Company’s customers, suppliers, employees and anyone else with whom you have contact in the course of performing your duties to the Company. Making of false or misleading statements about the Company’s competitors is prohibited by this Code, inconsistent with the Company’s reputation for integrity and harmful to its business. You may not take unfair advantage of anyone through misuse of confidential information, misrepresentation of material facts or any other unfair business practice.
Special Note regarding Antitrust Laws
Antitrust laws are designed to protect customers and the competitive process. These laws generally prohibit the Company from establishing:
•	Price fixing arrangements with competitors or resellers;

•	Arrangements with competitors to share pricing information or other competitive marketing information, or to allocate markets or customers;

•	Agreements with competitors or customers to boycott particular suppliers, customers or competitors;

•	A monopoly or attempted monopoly through anticompetitive conduct.
Some kinds of information, such as pricing, production and inventory, should never be exchanged with competitors, regardless of how innocent or casual the exchange may be, because even where no formal arrangement exists, merely exchanging information can create the appearance of an improper arrangement.

Noncompliance with the antitrust laws can have extremely negative consequences for the Company, including long and costly investigations and lawsuits, substantial fines or damages, and bad publicity. Understanding the requirements of antitrust and unfair competition laws of the jurisdictions where the Company does business can be difficult, and you are urged to seek assistance from your supervisor or the Compliance Officer whenever you have a question relating to these laws.
5.	Maintenance of Corporate Books, Records, Documents and Accounts; Financial Integrity; Public Reporting
The Company strives to maintain integrity of its records and public disclosure. The Company’s corporate and business records, including all supporting entries to its books of account, must be completed honestly, accurately and understandably. The Company’s records are important; they serve as a basis for managing the Company’s business and are important in meeting its obligations to customers, suppliers, creditors, employees and others with whom the Company does business and those who regulate such activities. The Company depends on its books, records and accounts accurately and fairly reflecting, in reasonable detail, its assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities.
To help ensure the integrity of the Company’s records and public disclosure, the Company requires that:
•	No entry be made in the Company’s books and records that is intentionally false or misleading;

•	Transactions be supported by appropriate documentation;

•	The terms of sales and other commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in the Company’s books and records;

•	Employees comply with the Company’s system of internal controls and be held accountable for their entries;

•	Any off-balance sheet arrangements of the Company are clearly and appropriately disclosed;

•	No cash or other assets be maintained for any purpose in any unrecorded or “off-the-books” fund; and

•	Records be retained or destroyed according to the Company’s document retention policies or procedures then in effect.
The Company’s disclosure controls and procedures are designed to help ensure that the Company’s reports and documents filed with or submitted to the SEC and other public disclosures are full, fair and accurate that they fairly present the Company’s financial condition and results of operations, and that they are timely and understandable. Employees who collect, provide or analyze information for or otherwise contribute in any way in preparing or verifying these reports should adhere to all disclosure controls and procedures and generally assist the Company in producing financial disclosures that contain all of the information about the Company that is required by law and would be important to enable investors to understand its business and its attendant risks. In particular:
•	No employee may take or authorize any action that would cause the Company’s financial records or financial disclosure to fail to comply with generally accepted accounting principles, the rules and regulations of the SEC or other applicable laws, rules and regulations;

•	All employees must cooperate fully with the Company’s finance department, as well as the Company’s independent auditor and counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that the Company’s books and records, as well as its reports filed with the SEC are accurate and complete; and

•	No employee should knowingly make (or cause to encourage any other person to make) any false or misleading statement in any of the Company’s reports filed with the SEC or knowingly omit (or cause or encourage any other person to omit) any information necessary to make the disclosure in any of such reports accurate in all material respects.
If you become aware that the Company’s public disclosures are not full, fair and accurate, or if you become aware of a transaction or development that you believe may require disclosure, you should report the matter immediately to your supervisor or the Compliance Officer.
6.	Gifts and Entertainment
All employees must be careful to avoid even the appearance of impropriety in giving or receiving gifts and entertainment. In general, you cannot offer, provide or accept any gifts or entertainment in connection with your service to the Company except in a manner consistent with customary business practices, such as customary and reasonable meals and entertainment. Gifts and entertainment must not be excessive in value, in cash, susceptible of being construed as a bribe or kickback, or in violation of any laws. This principle applies to the Company’s transactions everywhere in the world, even if it conflicts with local custom. Under some statutes, such as the United States Foreign Corrupt Practices Act, giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with your supervisor or the Compliance Officer any proposed entertainment or gifts if you are uncertain about their appropriateness.
7.	Political Contributions and Gifts
The Company does not make contributions or payments that could be considered a contribution to a political party or candidate, or to intermediary organizations such as political action committees. However, you are free to exercise your right to make personal political contributions with legal limits. You should not make these contributions in a way that might appear to be an endorsement or contribution by the Company. The Company will not reimburse you for any political contribution.
8.	International Business Laws
You are expected to comply with all applicable laws wherever you travel on Company business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. The Company also expects employees to comply with U.S. laws, rules and regulations governing the conduct of business by U.S. citizens and corporations outside the United States.

These U.S. laws, rules and regulations, which extend to all the Company’s activities outside the United States, include:
•	The Foreign Corrupt Practices Act, which prohibits directly or indirectly giving anything of value to a government official to obtain or retain business or favorable treatment, and requires the maintenance of accurate books of account, with all company transactions being properly recorded;

•	U.S. embargoes, which restrict or, in some cases, prohibit U.S. persons, corporations and, in some cases, foreign subsidiaries from doing business with certain countries, groups or individuals;

•	Export controls, which restrict travel to designated countries or prohibit or restrict the export of goods, services and technology to designated countries, identified persons or entities from the United States, or the re-export of U.S.-origin goods from the country of original destination to such designated countries or identified companies or entities; and

•	Anti-boycott compliance, which prohibits U.S. companies from taking any action that has the effect of furthering any unsanctioned boycott of a country friendly to the United States.
If you have a question as to whether an activity is restricted or prohibited, please contact the Compliance Officer before taking any action.
9.	Confidentiality
The Company depends upon its confidential information, and relies on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect that information. Confidential information includes business, marketing, product and service plans, business and pricing strategies, financial information, forecasts, product architecture, source codes, engineering ideas, designs, databases, personnel information, and customer and supplier lists and data, all of which is more fully described in the proprietary information and inventions agreement that you signed when you joined the Company, and similar types of information provided to the Company by its customers, suppliers and business partners. The Company cannot protect its confidential information without your help. Anyone who has had access to confidential Company information must keep it confidential at all times, both while working for the Company and after employment ends.
You must not share confidential Company information, or any confidential information of a customer, supplier, service provider or business partner, with anyone who has not been authorized to receive it, except when disclosure is authorized or legally mandated. Unauthorized use or distribution of this information is extremely serious; it would violate your proprietary information and inventions agreement and it could be illegal and result in civil liability or criminal penalties. It would also violate the Company’s trust in you, and the Company’s customers’ trust in it.
You must take precautions to prevent unauthorized disclosure of confidential information. Accordingly, you should also take steps to ensure that business-related paperwork and documents are produced, copied, faxed, filed, stored and discarded by means designed to minimize the risk that unauthorized persons might obtain access to confidential information. You should not discuss sensitive matters or confidential information in public places, and you should avoid discussing confidential information on cellular phones to the extent practicable. You may not discuss the Company’s business in any Internet “chat room,” regardless of whether you use your own name or a pseudonym, or otherwise post confidential Company information on the Internet. All Company emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of the Company, except where required for legitimate business purposes.

You are required to observe the provisions of any other specific policy regarding privacy and confidential information that the Company may adopt from time to time.
10.	Protection and Proper Use of Company Assets
All employees and officers are expected to protect the Company’s assets and ensure their efficient use for legitimate business purposes. Theft, carelessness and waste have a direct impact on the Company’s profitability. Company property, such as computer equipment, buildings, furniture and furnishings office supplies and products and inventories, should be used only for activities related to your employment, although incidental personal use is permitted. Please bear in mind that the Company retains the right to access, review, monitor and disclose any information transmitted, received or stored using the Company’s electronic equipment, with or without an employee’s or third party’s knowledge, consent or approval. Any misuse or suspected misuse of the Company’s assets must be immediately reported to your supervisor or the Compliance Officer.
11.	Media Contacts and Public Communications
It is the Company’s policy to disclose material information about the Company in a fashion that avoids inappropriate publicity and ensures that all such information is communicated in a way that is reasonably designed to provide broad, non-exclusionary distribution of information to the public. Only those individuals designated as official spokespersons may address questions regarding financial matters.
12.	Amendment and Waiver
Any amendment or waiver of this Code that applies to any of the Company’s executive officers must be in writing and must be authorized by the Board of Directors. Any such amendment or waiver will be disclosed as required by applicable laws, rules and regulations.
13.	Compliance Standards and Procedures
Compliance Resources
The Company has an obligation to promote ethical behavior. Every employee is encouraged to talk to his or her supervisor, managers and other appropriate personnel when in doubt about the application of any provision of this Code.
In addition to fielding questions with respect to interpretation or potential violations of this Code, the Compliance Officer is responsible for:
•	Investigating possible violations of this Code;

•	Training new employees in Code policies;

•	Conducting training sessions to refresh employees’ familiarity with this Code;

•	Updating this Code as needed, with approval of the Board of Directors, to reflect changes in the law, Company operations and recognized best practices, and to reflect Company experience with this Code; and

•	Otherwise promoting an atmosphere of responsible and ethical conduct.

The Compliance Officer and his or her contact information is identified on the Leadership page of our website.
Your most immediate resource for any matter related to this Code is your supervisor. He or she may have the information you need, or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with the Compliance Officer. If you are uncomfortable speaking with the Compliance Officer because he or she works in your department or is one of your supervisors, please contact the Chair of the Audit Committee (for matters related to accounting, internal accounting, controls, related party transactions or auditing) or the principal accounting officer.
Clarifying Questions and Concerns; Reporting Possible Violations
If you encounter a situation or are considering a course of action and its appropriateness is unclear, discuss the matter promptly with your supervisor or the Compliance Officer; even the appearance of impropriety can be very damaging to the Company and should be avoided. If you are aware of a suspected or actual violation of Code standards by others, you have a responsibility to report it. Reporting procedures, including anonymous reporting procedures, are listed on the final page of this Code and on the Company’s internal website. You should raise questions or report potential violations of this Code without any fear of retaliation in any form — it is the Company’s policy not to retaliate in such circumstances and the Company will take prompt disciplinary action, up to and including termination of employment for cause, against any employee who retaliates against you.
Supervisors must promptly report any complaints or observations of Code violations to the Compliance Officer. The Compliance Officer will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. As needed, the Compliance Officer will consult with the Legal Department, the Human Resources Department and the Audit Committee.
If the investigation indicates that a violation of this Code has probably occurred, the Company will take such action as it believes to be appropriate under the circumstances. If the Company determines that an employee is responsible for a Code violation, he or she will be subject to disciplinary action up to, and including, termination of employment for cause and, in appropriate cases, civil action or referral for criminal prosecution. Appropriate action may also be taken to deter any future Code violations.
Anonymous Reporting of Possible Violations
Employees who wish to anonymously submit a concern or complaint regarding a possible violation of this Code should follow the procedures outlined in the Whistleblower and Complaint Policy.
14.	Equal Opportunity
In keeping with the Company’s commitment to the communities in which the Company does business, the Company is an equal employment opportunity employer. This means that employment decisions are to be based on merit and business needs, and not based upon race, color, citizenship status, religious creed, national origin, ancestry, gender, sexual orientation, age, marital status, veteran status, physical or mental disability, or medical condition, or any other condition prohibited by law.

15.	No Rights Created
This Code is a statement of fundamental principles, policies and procedures that govern the Company’s employees in the conduct of Company business. It is not intended to and does not create any legal rights for any customer, supplier, competitor, stockholder or any other non-employee or entity.
16.	Code Administration
The Audit Committee, or if the Audit Committee is comprised of the entire Board of Directors, the Board of Directors, is responsible for reviewing this Code as set forth in the committee’s charter. It may request reports from Company executives about the implementation of this Code and take any other steps in connection with that implementation as it deems necessary. The Audit Committeeof Board of Directors, as the case may be, shall have the authority to amend this Code and procedures associated with this Code at its discretion. The Company will notify employees of any major changes.